UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of February 2023

 Commission File Number: 001-39738

UCOMMUNE INTERNATIONAL LTD

(Exact name of registrant as specified in its charter)

Floor 8, Tower D

No. 2 Guang Hua Road
Chaoyang District, Beijing

People’s Republic of China, 100026

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F    ☒        Form 40-F   ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): Not Applicable

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  Not Applicable

Ucommune Announces Change in Management

Mr. Siyuan Wang has tendered his resignation as the chief financial officer of Ucommune International Ltd (“Ucommune” or the “Company”), effective from February 24, 2023. Mr. Wang’s resignation was due to personal reasons, and did not result from any disagreement with the Company, its management, board of directors (the “Board”) or any committee of the Board, on any matter relating to the Company’s operations, policies or practices.

“On behalf of the management, I would like to thank Mr. Wang for all his contributions to the Company and wish him the very best in the future,” commented Mr. Xin Guan, chief executive officer and chief operating officer of the Company. “In the meantime, the Company will look for the suitable candidate for chief financial officer during this transition period.”

Safe Harbor Statements

This current report contains forward-looking statements within the meaning of Section 21E of the Securities Exchange Act of 1934, as amended. These forward-looking statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates,” “potential,” “continue,” “ongoing,” “targets,” “guidance” and similar statements. The Company may also make written or oral forward-looking statements in its periodic reports to the U.S. Securities and Exchange Commission (the “SEC”), in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Any statements that are not historical facts, including statements about the Company’s beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following: the Company’s growth strategies; its future business development, results of operations and financial condition; its ability to understand members’ needs and provide products and services to attract and retain members; its ability to maintain and enhance the recognition and reputation of its brand; its ability to maintain and improve quality control policies and measures; its ability to establish and maintain relationships with members and business partners; trends and competition in China’s agile office space market; changes in its revenues and certain cost or expense items; the expected growth of China’s agile office space market; PRC governmental policies and regulations relating to the Company’s business and industry, and general economic and business conditions in China and globally and assumptions underlying or related to any of the foregoing. Further information regarding these and other risks, uncertainties or factors is included in the Company’s filings with the SEC. All information provided in this current report is as of the date hereof, and the Company undertakes no obligation to update any forward-looking statement, except as required under applicable law.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

UCOMMUNE INTERNATIONAL LTD

By:	/s/ Xin Guan
Name:	Xin Guan
Title:	Chief Executive Officer and Chief Operating Officer

Date: February 27, 2023

[Signature Page to Form 6-K]

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